SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

(RULE 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RARE Hospitality International, Inc.

(Name of Subject Company)

RARE Hospitality International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

753820109

(CUSIP Number of Class of Securities)

W. Douglas Benn

Chief Financial Officer

8215 Roswell Road, Bldg. 600

Atlanta, Georgia 30350

Telephone: (770) 399-9595

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Cathy D. Hampton Vice President, General Counsel and Corporate Secretary RARE Hospitality International, Inc. 8215 Roswell Road, Building 600 Atlanta, Georgia 30350 Telephone: (770) 551-5469	William H. Avery Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone : (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2007 and amended on September 12, 2007, September 14, 2007, September 20, 2007 and September 24, 2007, by RARE Hospitality International, Inc., a Georgia corporation (the “Company”), relating to the tender offer by Surf & Turf Merger Corp. (“Offeror”), a Georgia corporation and wholly-owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Darden Restaurants”), disclosed in a Tender Offer Statement on Schedule TO dated August 31, 2007 and amended on September 14, 2007 and filed with the SEC, to acquire each issued and outstanding share of common stock, no par value, of the Company (the “Shares”) in exchange for $38.15 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, at the end of September 28, 2007, the Offer expired. Based on information provided by Wells Fargo Bank, N.A., the depository for the Offer, as of such time, a total of 26,991,599 Shares (excluding Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not withdrawn, which represent approximately 85.646% of all outstanding Shares. Including the 4,743,236 Shares tendered under guaranteed delivery procedures, more than 90% of the outstanding Shares were tendered in the Offer. Offeror has accepted for payment in accordance with the terms of the Offer all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

As a result of the acceptance of such Shares, a “fundamental change,” as such term is defined in the Indenture relating to the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”) took place, and the Proposed Amendments to the Registration Rights Agreement and the Indenture relating to the Notes became effective.

On October 1, 2007, in accordance with the Merger Agreement, each of the Company’s Directors, other than Messrs. Ronald W. San Martin, Don L. Chapman and Lewis H. Jordan, submitted letters of resignation from the Board (the “Resignations”). The Resignations were effective upon acceptance of the validly tendered Shares by Offeror.

Also on October 1, 2007, in accordance with the Merger Agreement, the Board adopted by unanimous written consent resolutions accepting the Resignations, reducing the total number of directors of the Company from nine to eight and appointing Messrs. Clarence Otis, Jr., Andrew H. Madsen, C. Bradford Richmond, Paula J. Shives and Valarie K. Collins as directors of the Company to fill the vacancies created by the Resignations. Such persons were designated for appointment as directors of the Company pursuant to the Merger Agreement. Each of such persons is a director or officer of Darden Restaurants.

Also on October 1, 2007, Offeror exercised the Merger Option under the Merger Agreement to acquire from the Company a number of additional Shares for $38.15 per Share, so that it would hold more than 90% of the outstanding Shares after giving effect to the issuance of Shares pursuant to the Merger Option. The closing of the issuance of Shares pursuant to the Merger Option occurred on October 1, 2007.

Pursuant to a Short-Form Merger under the GBCC, the Company filed a Certificate of Merger with the Secretary of State of the State of Georgia on October 1, 2007, whereupon the Merger became effective. In the Merger, all Shares of the Company’s common stock not tendered in the Offer (other than (i) treasury Shares and Shares that are owned by Darden Restaurants, the Offeror or any other wholly-owned subsidiary of Darden Restaurants or (ii) Shares that are owned by shareholders who have properly exercised dissenters’ rights under Article 13 of the GBCC or (iii) restricted Shares that are converted into restricted shares of Darden Restaurants common stock) were converted into the right to receive $38.15 per share in cash, without interest.

Effective as of the close of trading on October 1, 2007, the Shares will no longer be traded on the NASDAQ.

Item 9. Material to be Filed as Exhibits.

The following exhibits are filed with this Amendment:

Exhibit No.	Description

(a)(9)	Joint Press Release issued by the Company and Darden Restaurants, dated October 1, 2007, announcing the expiration of the Offer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

RARE HOSPITALITY INTERNATIONAL, INC.

By:	/s/ W. Douglas Benn
W. Douglas Benn
(Chief Financial Officer)